SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

            Entergy Nuclear Finance Holding, Inc.
                    425 W. Capitol Avenue
                   Little Rock, AR  72201


     This certificate is notice that Entergy Nuclear Finance Holding, Inc., an Arkansas Corporation (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by the
             Company pursuant to the terms of a
             Credit Agreement between Entergy
             Nuclear Finance Holding, Inc.
             ("ENFH") and Entergy Corporation,
             which Credit Agreement  (and related
             Note) was amended by Amendment No. 3
             thereto dated July 30, 2002, (the
             "Credit Agreement").

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             Not to exceed $691,850,000 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             ETR's effective cost of capital, as
             defined under Rule 52(b) under the
             Public Utility Holding Company Act
             of 1935, as determined from time to
             time by ETR and notified to ENFH, in
             each case, computed on the basis of
             a 365 day year for the actual number
             of days (including the first day,
             but excluding the last) occurring in
             the period such interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             A Note in the amount of $691,850,000
             was issued by the Company to ETR on
             July 30, 2002.

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note,
             but in any event not later than
             September 5, 2006.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Corporation.

      9.     Collateral given with each security,
             if any:
             Not applicable

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used by the Company to meet
             its expenses and to make investments
             in or loans to affiliated
             businesses.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other
                than Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY NUCLEAR FINANCE
                            HOLDING, INC.


                            BY:   /s/ Douglas Castleberry
                                       Douglas Castleberry
                                       Vice President

Date: August 8, 2002